FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 08, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

8 September 2014

RBS announces the launch of the Initial Public Offering of Citizens Financial Group

The Royal Bank of Scotland Group plc ("RBSG") today announces it has launched the initial public offering ("IPO") of its subsidiary Citizens Financial Group Inc. ("CFG" or "Citizens") together with the publication of Citizens' amended Form S-1 Registration Statement ("S-1").

RBSG is planning to sell 25% or 140,000,000 shares of Citizens common stock at a price per share range between $23 and $25. RBSG has also granted a 30-day over-allotment option of up to an additional 21,000,000 shares.

Commenting on today's announcement, Ross McEwan, Chief Executive Officer of The Royal Bank of Scotland Group plc, said:

"We announced our intention to undertake an IPO of Citizens in February 2013 and today's launch is an important milestone for both RBS and Citizens. The planned divestment will significantly improve RBS's capital foundation and is a further important step in making RBS a strong and secure bank that continues to fully support the needs of its customers."

Notes:
Morgan Stanley & Co. LLC and Goldman, Sachs & Co, are acting as joint global coordinators and J.P. Morgan Securities LLC is acting as joint book-running manager for this offering. The prospectus relating to the offering may be obtained by calling Morgan Stanley & Co. LLC toll free at (866)718-1649 Goldman Sachs & Co. toll free at (866) 471-2526 or J.P.Morgan Securities LLC collect at (212) 834-4533.

The registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For further information:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Press Office +44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 September 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary